SUBMISSION VIA EDGAR

November 17, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: KWESST Micro Systems Inc.

Amendment No. 5 to Registration Statement on Form F-1

Filed November 14, 2022

File No. 333-266897

Dear Ladies and Gentlemen:

 KWESST Micro Systems Inc. (the "Company") hereby respectfully withdraws its request, dated November 16, 2022, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, November 17, 2022. The Company intends to submit a revised acceleration request at a later date.

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If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely, KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP